

December 8, 2023

Jonathan Bates
Chief Executive Officer
Bitmine Immersion Technologies, Inc.
2030 Powers Ferry Road SE
Suite 212
Atlanta, Georgia 30339

>   **Re: Bitmine Immersion Technologies, Inc.**
>   **Form 10-K Filed December 9, 2022**
>   **Form 10-Q Filed July 14, 2023**
>   **File No. 000-56220**

Dear Jonathan Bates:

    We have reviewed your October 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2023 letter.

Form 10-Q for the quarterly period ended May 31, 2023

Statement of Cash flows for the Nine months ended May 31, 2023, page 8

1.   We note your response to prior comment 37 and your proposed enhanced disclosures in Exhibit B to your correspondence. Please address the following:

   • Tell us and enhance your disclosures in future filings how the sales of hosting containers in August 2022 and October 2022 for $1.2 million and $.960 million reconcile to sale of fixed assets of $1,558.4 million as presented in the cash flow statement for the nine months ended May 31, 2023;
   • Tell us and enhance your disclosures in future filings how the investment in joint venture $1,056 million (consisting of one immersion container valued at $.3 million,

six GE Protec 1500 KVA transformers valued at $.750 million and $6,000 cash as disclosed in the 10-K for period ending August 31, 2022) reconciles to the $.987 million investment in joint venture recognized in the cash flow statement and to the change in fixed assets for the nine months ended May 31, 2023;

- Tell us and enhance future filings your share of earnings or losses from your joint venture investment for the periods presented. Refer to ASC 323-10-45-1; and
- Confirm to us that cash flow investing and financing activities represent actual cash outflows and inflows of the disclosed activities and do not include any in-kind transactions as noted in your response to prior comment 22.

Form 10-K for the Period Ended August 31, 2022

Item 1. Business, page 1

2.   Please update your future filings to provide disclosure responsive to prior comment 4. Please also clarify in your breakeven analysis whether, and if so how, the cost of purchasing mining equipment factors into your analysis. Additionally, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.

3.   Refer to prior comment 3 and to your response. Please update the business disclosures in your future filings to clearly describe your current operations, related agreements and primary sources of revenue and to clearly distinguish these from any discussion of future plans. To the extent known, any disclosures of future plans should include the anticipated steps, timing and financing for these future plans.

Company Overview, page 2

4.   Please update your future filings to provide disclosure responsive to prior comment 8. In addition please disclose the material terms of your mining pool agreements and file these agreements as exhibits to the extent required by Item 601(b)(10) of Regulation S-K.

Key Factors Affecting Our Performance Halving
Halving, page 7

5.   Refer to comment 11 and to your response that you have included a related risk factor. We restate the comment to revise future filings to discuss in this section the anticipated impacts of the next Bitcoin halving and what steps you are taking to address or mitigate these impacts, if any, and the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations. Please also cross-reference the related risk factor.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 54

6.   We note your response to prior comment 19. We did not note how you addressed the

second bullet point. For that reason, and given the continued losses in the 3- and 9- months ended May 31, 2023, we reissue that bullet point:
- Please tell us how you analyzed your ability to generate and obtain adequate amounts of cash to meet your requirements in the long-term (i.e., beyond the next 12 months) as required by Item 303(b)(1) of Regulation S-K.

Critical Accounting Estimates, page 56

7.   We note your response to prior comment 20. We do not understand your statement that critical accounting estimates are not material or reasonably available given that you have been generating revenue from the mining of Bitcoin digital currency and the sale of mining equipment for over 18 months, since the period ended for the three months ended February 28, 2022. Further, we do not note any scaled disclosures for smaller reporting companies in Item 10(f)(1) of Regulation S-K. Please update your next 10-K to include critical accounting estimates that address the following:
- Identify your critical accounting estimates or assumptions that have had or you expect could have a significant impact on your financial statements;
- Supplements, but does not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements;
- Identify the key quantitative inputs in your baseline estimates;
- Explain the qualitative adjustments made to the baseline estimates;
- Discuss why each critical accounting estimate is subject to uncertainty;
- Discuss how much each estimate and/or assumption has changed over the relevant period; and
- Discuss the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

       Refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 303(b)(3) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 68

8.   We note your response to prior comment 21. Please enhance your disclosure in future filings in footnote 1 to clarify, if true, that the percent of common stock beneficially owned, is based on outstanding shares as of the disclosed date, *including* any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares that the individual or entity has the right to acquire within 60 days after the disclosed date through the exercise of any stock option, warrant or other right, or the conversion of any security which are deemed to be outstanding and beneficially owned, both for that individual and in total shares outstanding.

Note 1 - Basis of Presentation and Summary of Significant Policies
Revenues from Digital Currency Mining, page F-8

9.	We note your response to prior comment 24. Please confirm our understanding, and include the specific disclosures in future filings:
- Tell us the name of the mining pool(s) in which you participate;
- You describe your payment mechanism as the "Expected Reward Method." Tell us your payment mechanism, e.g., Full Pay Per Share (FPPS), Pay Per Share (PPS), Pay Per Last N Shares (PPLNS), Pay Per Share+ (PPS+) and or Proportional (Prop) and disclose in future filings;
- Revise your disclosure to indicated how each component of your contract consideration and or payment mechanism is calculated. In this regard, we note block rewards, transaction fees, and mining pool operator fees;
- We note that your contracts are terminable, *"at any time by either party."* Please confirm if your contracts are terminable, "at any time by either party and without penalty" and include this specific disclosure in future filings, if true;
- We note that your performance obligation is to, "provide computing power to the mining pool." Tell us your consideration for disclosing your performance obligation as, "the service of performing hash computations for the mining pool operator," or something similar to more precisely and closely align with the promise in your contracts, and include this specific disclosure in future filings, if true;
- Tell us your consideration of whether each mining pool arrangement is a contract that is continuously renewed, and if so,
  ◦ Your consideration as to whether the duration of your contracts is less than 24 hours;
  ◦ Whether the rate of payment remains the same upon renewal; and
  ◦ Whether your customer's option to renew represents a material right that represents a separate performance obligation as contemplated by ASC 606-10-55-42.
- You disclose that you value noncash consideration at the closing price of Bitcoin on the day of receipt. Given that the Bitcoin exchange trades 24/7, please tell us the specific point in time that you fair value Bitcoin each day (e.g., 23:59:59 or 0:00:00). If 0:00:00, please specify if that is the start of the day of the contract (i.e. 0:00:00 to 23:59:59) or the start of the next day.
- You state in your response that the current mining pool that you utilize determines the amount due to each participant daily from midnight to midnight UTC time and *pays your share of bitcoin every day at 2:16 a.m.* eastern time, that you value the bitcoin received each calendar day based on the closing price of bitcoin *on the day of receipt,* that any differences between the closing price of bitcoin and the price at of 12:00 a.m. or 2:16 a.m. is de minimus and in any event would tend to cancel other out over the course of a month or quarter. If you receive your share of bitcoin at 2:16 a.m. eastern time and value at the closing price of bitcoin on the day of receipt, tell us how the closing price on the day after you provide the service of performing hash

computations for the mining pool operator complies with ASC 606-10-32-21 (that is, the date at which the criteria in paragraph 606-10-25-1 are met) and or clarify your response.

- If your payment mechanism is FPPS, disclose if true, that you recognize non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

10. In your response to comment 24 you state that mining revenues are comprised of both a block reward and transaction fees, that both components of the revenue are variable since dependent on the daily computing power provided by you, that the block reward earned is not known until the computational hashrate contributed by you over the daily measurement period is fulfilled over time daily, your proportionate amount of transaction fees are calculated at the end of each transactional day and as such that in accordance with ASC 606-10-32-12a, because the amount of consideration is highly susceptible to factors outside your control, you fully constrain *all* (variable) *consideration* until the end of the day when it is highly probable that a significant reversal will not occur. With regard to the measurement of your block reward, please address the following:
- Tell us the inputs that determine your block reward;
- Tell us if any inputs that determine your block reward other than your hash rate are not fixed at the time you begin providing computational power and the factors that would cause an input to change; and
- Tell us how your threshold of highly probable is consistent with the guidance in ASC 606-10-32-11.

Revenues from Hosting , page F-9

11. We note your response to prior comment 27. Please provide your SAB 99 materiality analysis supporting your assertion that the retrospective application of your accounting for safeguarding of crypto asset obligations is not material.

Cryptocurrency, page F-10

12. We note your response to prior comment 29. Please tell us the following regarding your assertion that activities related to digital assets earned through your mining activities and sales of these digital assets should be included within operating activities on the statement of cash flows:
- Cryptocurrencies are included within non-current assets on the balance sheet. Tell us how it is appropriate to classify crypto assets as non-current under ASC 210 but the related cash flows as operating;
- Tell us the historical timeline (i.e. the number of hours, days, weeks, or months) for converting crypto assets into cash in the periods presented; and
- Considering your disclosures, including in your risk factors, that you are dependent on the sale of bitcoin you generate from your self-mining operations to pay any of your expenses that are payable in U.S. dollars, your intention, including if you have a policy, of when you will convert bitcoin receive into U.S. dollars

13. We note your response to prior comment 30 and your assertion that cash flows related to the sale of cryptocurrencies has been included in investing activities in the statements of cash flows.
    - We note you had $59,828 of proceeds from the sale of cryptocurrency in the six months ended February 28, 2023 and May 31, 2023;
    - Further, we note that the net activity in cryptocurrencies of $14,627 in the six months ended February 28, 2023 and $39,792 in the nine months ended May 31, 2023 - which includes the sale on cryptocurrencies - is reflected in cash flows from operating activities;
    - Please confirm our understanding that sales of cryptocurrencies is already reflected in cash flows from operating activities in the periods presented, or advise otherwise.

Note 5 - Notes Receivable, page F-13

14. We note your response to prior comments 32 and 35. Please tell us, and enhance future filings as necessary, to address the following:
    - The specific details of the warranty obligation on the sales of mining equipment on February 23, 2022;
    - How you accounted for the warranty obligation upon sale, including the authoritative guidance you use to support your accounting;
    - Cite the authoritative guidance used to support your accounting for the inclusion of the note receivable write-off of $168,750 in cost of sales; and
    - Tell us how you recognized for the repurchase of the 70 Antminer TY-17s and 25 Whatsminers, including the accounts and amounts.

Note 7 - Stockholders' Equity, page F-14

15. We note your response to prior comment 33. Please tell us in your response, and revise future filings as applicable, to address the following:
    - ASC 505 has been superseded by ASC 718. Please address your accounting using this guidance;
    - We note from ASC 718-10-30 that, *"a share-based payment transaction shall be measured based on the fair value."* Exceptions appear to be related to nonpublic entities (ASC 718-10-30) and situations where fair value is not reasonably estimable (ASC 718-20-35), which do not appear applicable in your case; and
    - Based on the above, please re-evaluate your response and accounting under ASC 718 in the periods presented.

16. We note your response to prior comment 34. Please tell us in your response, and revise future filings as appropriate, to address your presentation of preferred stock within stockholders' equity. Refer to Rule 5-02-27(d) and 28 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Robert Mottern